UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

etrials Worldwide, Inc.
 (Name of Issuer)

Common Stock, par value $.0001 per share
 (Title of Class of Securities)

29786P 10 3
 (CUSIP Number)

with a copy to:
James F. Verdonik, Esq.
Ward and Smith, P.A.
Suite 2400
Two Hannover Square
Fayetteville Street Mall
PO Box 2091
Raleigh, North Carolina 27602-2091
(919) 836-4260
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

1.	Names of Reporting Person MINIDOC AB I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization:Kingdom of Sweden

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power: 0 shares

8.	Shared Voting Power: 2,446,087 shares

9.	Sole Dispositive Power: 0 shares

10.	Shared Dispositive Power: 2,446,087 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,446,087 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 18.6%

14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Person LARS LINDGREN I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Kingdom of Sweden

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power: 0 shares

8.	Shared Voting Power: 2,446,087 shares

9.	Sole Dispositive Power: 0 shares

10.	Shared Dispositive Power: 2,446,087 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,445,087 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 18.6%

14.	Type of Reporting Person (See Instructions): IN

1.	Names of Reporting Person PER EGEBERG I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Kingdom of Sweden

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power: 0 shares

8.	Shared Voting Power: 2,446,087 shares

9.	Sole Dispositive Power: 0 shares

10.	Shared Dispositive Power: 2,446,087 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,446,087shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 18.6%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 1 to Schedule 13D relates shares of common stock, par value $0.0001 per share (the "Common Stock"), of etrials Worldwide, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated February 20, 2006, as amended (the “Initial Statement”), filed by the Reporting Person (as defined herein) filed by the Reporting Persons (as defined herein) with the Securities and Exchange Commission on February 21, 2007. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Statement. This Amendment No. 1 is being filed for the purpose of updating the Initial Statement to reflect recent dispositions of 123,500 Warrants to purchase shares of Common Stock ("Warrants") of the Issuer in market sales pursuant to Rule 144 of the Securities and Exchange Commission.

ITEM 1.    SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of etrials Worldwide, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.

ITEM 2.    IDENTITY AND BACKGROUND.

This Statement is being filed on behalf of MiniDoc AB, a company organized under the laws of the Kingdom of Sweden (“MiniDoc”), and two members of the Board of Directors of MiniDoc, Lars Lindgren and Per Egeberg. The three filers are hereinafter referred to as the “MiniDoc Filers.”  The business address of all the MiniDoc Filers is Norrmalmstorg 14 111 46 Stockholm, Sweden.

The Board of Directors of MiniDoc has the power to decide how to vote the shares of the Issuer owned by MiniDoc and the power to decide whether to dispose of the shares of the Issuer owned by MiniDoc. The members of the Board of Directors of MiniDoc at February 10, 2006 who share this power are Lars Lindgren, Per Egeberg and Hans Lindroth. Mr. Lindroth has filed his own Schedule 13D.

Approximately 39.4% of the shares of MiniDoc at February 20, 2006 are owned by InfoLogix (BVI) Ltd., a company organized under the laws of the British Virgin Islands, but InfoLogix disclaims beneficial ownership of the shares of the Issuer owned by MiniDoc, because the Board of Directors of MiniDoc has full power to vote and dispose of the shares of the Issuer owned by MiniDoc.

Hammerwood (BVI) Ltd. (“Hammerwood”), a company organized in the British Virgin Islands, owns 75% of the outstanding shares of InfoLogix. The other 25% of the shares of Hammerwood are owned by a charitable trust.  Elmwood Investment Holdings Limited (“Elmwood”), a company organized in the British Virgin Islands, owns all the stock of Hammerwood. Domain Foundation, a Lichtenstein single purpose enterprise foundation without any beneficiaries, owns all the stock of Elmwood.

During the past five years, the MiniDoc Filers have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the MiniDoc Filers have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The MiniDoc Filers are citizens of the Kingdom of Sweden.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares and warrants of the Issuer held by MiniDoc AB were issued as a result of a merger on February 9, 2006 in which the Issuer acquired all the stock of etrials Worldwide, Inc. (which was renamed etrials, Inc. after the Merger and is referred to as the “Subsidiary”) and in which the Issuer subsequently changed its name to etrials Worldwide, Inc. MiniDoc AB acquired the securities of the Subsidiary in a merger with Araccel Corp. in January 2003.  Minidoc AB assigned certain assets to Araccel Corp. and invested approximately $12.25 million of its working capital in Araccel Corp. prior to Araccel Corp.’s merger with the Subsidiary. MiniDoc AB also exchanged approximately $270,000 of indebtedness (including principal and interest) of Araccel Corp. to MiniDoc AB for securities of the Subsidiary after Araccel Corp.’s merger with the Subsidiary.

ITEM 4.    PURPOSE OF TRANSACTION

The MiniDoc Filers acquired the securities referred to above in Item 3 for investment purposes.

This Amendment No. 1 is being filed for the purpose of updating the Initial Statement to reflect recent dispositions of 123,500 Warrants to purchase shares of Common Stock ("Warrants") of the Issuer.   The Warrants expire in February 2008 and will become valueless, if not exercised prior to expiration.  As of October 31, 2007, the market price of the Common Stock of the Issuer was lower than the $5.00 per share exercise price of the Warrants.  During October 2007, the MiniDoc Filers sold 123,500 Warrants in market transactions pursuant to Rule 144 of the Securities and Exchange Commission, which was the highest number of Warrants the MiniDoc Filers were permitted to sell under Rule 144.  When the MiniDoc Filers are again permitted to sell Warrants under Rule 144, the MiniDoc Filers may sell additional Warrants in the market under Rule 144.  The MiniDoc Filers may also sell Warrants in private transactions at any time.  The MiniDoc Filers currently have no plans to purchase additional Warrants, although they reserve the right to purchase securities of the Issuer for any reason at any time.

At the date of this Statement, except as set forth in this Statement, and consistent with Mr. Lindroth’s position as a member of the Board of Directors of the Issuer, the MiniDoc Filers have no plans or proposals which would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)     Any other material change in the Issuer's business or corporate structure;

(g)     Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those actions enumerated above.

The exceptions to the foregoing statements are (i) a Voting Agreement, (ii) the $7.00 Trigger Provisions, (iii) the Escrow Indemnification Provisions, and (iv) Lock-up Agreement, all as described below. Set forth below is a summary of these provisions. The agreements containing these provisions are listed in Item 7 of this Schedule and are incorporated herein by reference.

Voting Agreement

MiniDoc AB and other stockholders of the Issuer entered into a voting agreement dated as of August 22, 2005. The voting agreement provides that each party must vote for the respective designees of two groups of shareholders as directors of the Issuer until immediately following the election that will be held in November 2007. The Issuer is obligated to provide for its Board of Directors to be comprised of seven members and to enable the election to the Board of Directors of the persons designated by the parties to the voting agreement.

$7.00 Trigger Provisions
Of the shares issued to members of MiniDoc AB in the Merger, 313,735 shares have been placed in escrow and will not be released unless and until prior to February 19, 2008 over a 20 consecutive trading day period (i) the weighted average price of the Issuer’s Common Stock is $7.00 or more, and (ii) the average daily trading volume is at least 25,000 shares (“$7.00 Trigger”). If the $7.00 Trigger is not met, these shares will be cancelled.

Escrow Indemnification Provisions

As the sole remedy for the obligation of the former stockholders of the Subsidiary to indemnify and hold harmless the Issuer for any damages, whether as a result of any third party claim or otherwise, and which arise as a result of or in connection with the breach of representations and warranties and agreements and covenants of the Subsidiary, for a period of eighteen months, 10% of the shares of Common Stock issued to MiniDoc AB upon consummation of the Merger are being held in escrow. These shares, or the “indemnification shares,” will be part of the shares held in escrow until the $7.00 Trigger (described above) is met; however, the indemnification shares will continue to be held in escrow for indemnification purposes even if the $7.00 Trigger is met within the first 18 months. Claims may be asserted once any damages exceed $200,000 and are indemnifiable only to the extent that damages exceed $200,000. Any indemnification payments shall be paid solely from the shares held back and shall be deemed to be an adjustment to the merger consideration. For purposes of satisfying an indemnification claim, shares of Issuer’s Common Stock will be valued at the average reported last sales price for the ten trading days ending on the last day prior to the day that the claim is paid.

Lock-Up Agreement

In addition to the 180-day restriction on the sale of shares of Issuer’s Common Stock issued in the Merger, MiniDoc has entered into a lock-up agreement that provides that it will not sell or otherwise transfer any of the shares of Common Stock of the Issuer that it received in the Merger (but not any shares issued on exercise of the warrants of the Issuer it received in the merger) until February 19, 2007, with 25% of the shares subject to the restriction to be released from the restriction six months after February 9, 2006, an additional 25% released from the restriction nine months after February 9, 2006 and 50% of the shares then subject to the restriction to be released from the restriction upon the redemption by the Issuer of the warrants issued to the public in its IPO. In addition, if any shares held by the Issuer’s insiders that were placed in escrow in connection with the IPO are released on an accelerated basis from such escrow (upon either the Issuer’s liquidation or the consummation of a subsequent transaction resulting in the Issuer’s stockholders having the right to exchange their shares for cash or other securities), the shares subject to the lock-up agreement will be released from the restrictions on the same accelerated schedule.  This Lock-Up Agreement no longer limits the ability of the MiniDoc Filers to sell securities of the Issuer.

The shares of the Issuer received in the Merger beneficially owned by Mr. Lindroth through his affiliation with MiniDoc AB are subject to the foregoing agreements as follows:

	Escrow
Lock-up	Indemnification
Shares	Shares	Trigger Shares

1,633,482	163,356	313,735

The number of Escrow Indemnification Shares is a subset of the number of Trigger Shares

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

At October 31, 2007, the MiniDoc Filers beneficially owned an aggregate of 2,446,087 shares of Common Stock of the Issuer, which constitutes approximately 18.6% of the Issuer's outstanding shares of Common Stock (based upon 12,373,490 shares of Common Stock outstanding as of June 30, 2007 as set forth in the Issuer's Report on Form 10-QSB filed on August 14, 2007 and including considering warrants of MiniDoc AB to be outstanding but not considering warrants and stock options of other persons to be outstanding). The beneficially-owned shares of MiniDoc AB consist of issued and outstanding shares of Common Stock of the Issuer and outstanding warrants as listed below.

Shares of Common Stock	Shares Issuable Upon
Exercise of Warrants
Exercisable at and
within 60 days after
October 31, 2007
1,633,482	812,605

Warrants

The Issuer warrants issued to MiniDoc AB in the merger are identical to those issued by the Issuer in its IPO. They are exercisable at $5.00 per share until February 11, 2008 and are redeemable by the Issuer if the price of the Issuer’s common stock equals or exceeds $8.50 per share for a specified period of time. In addition to the rights given to the holders of the Issuer warrants by the terms of the warrants, the holders of Issuer’s warrants (but, with certain exceptions, not their transferees) will have the contractual right, in the event of a redemption of the warrants, to pay the exercise price by a “cashless exercise” pursuant to a formula set forth in the merger agreement.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.     Merger Agreement, dated as of August 22, 2005, by and among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

2.     Amendment to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.10 of the Issuer's Amendment No. 1 to Current Report on Form 8-K dated October 31, 2005 and filed with the SEC on November 3, 2005).

3.     Amendment No. 2 to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrial Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.12 of the Issuer's Amendment No. 2 to Current Report on Form 8-K dated December 5, 2005 and filed with the SEC on December 8, 2005).

4.     Voting Agreement, dated as of August 22, 2005, among the Issuer, certain stockholders of etrials Worldwide, Inc. and certain stockholders of the Issuer (incorporated by reference from Exhibit 10.2 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

5.     Joint Filing Agreement dated as of February 20, 2006 among MiniDoc AB, Lars Lindgren, and Per Egeberg (incoprporated by reference from Exhibit 5 to Schedule 13D dated February 20, 2006 and filed with the SEC on February 21, 2006)..

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Amendment No. 1 to this statement is true, complete and correct.

Dated: October 31, 2007

/s/ Lars Lindgren
Lars Lindgren, Individually

/s/ Per Egeberg
Per Egeberg, Individually

MINIDOC AB

By: /s/ Per Egeberg
Print Name: Per Egeberg
Title: Chief Executive Officer